FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/6/2015

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing that shareholders approve all resolutions on the agenda of Ternium’s annual general meeting and extraordinary general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary of the Board of Directors

Dated: May 6, 2015

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, May 6, 2015 – The annual general meeting and the extraordinary general meeting of shareholders of Ternium S.A. (NYSE: TX), which were held today in Luxembourg, approved all resolutions on each meeting’s agenda.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements for the year ended December 31, 2014. Notwithstanding the foregoing, the general meeting was informed of the previously-reported discussions with the U.S. Securities and Exchange Commission (SEC) regarding the carrying value of Ternium’s investment in Usiminas.

The shareholders also approved the unconsolidated annual accounts for the year ended December 31, 2014 and the proposed dividend of US$0.090 per share (US$0.90 per ADS), or approximately US$180.4 million.  The dividend will be paid on May 15, 2015, and the corresponding record date will be May 12, 2015.

The shareholders resolved to reduce the number of board members to eight and re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders meeting that will be convened to decide on the 2015 accounts. The meeting also re-appointed PricewaterhouseCoopers, Societé coopérative, Cabinet de révision agréé, as Ternium’s independent auditor for the 2015 fiscal year.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as Ternium’s chief executive officer, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the board’s audit committee, with Mr. Aguirre to continue chairing that committee.  All three members of the audit committee qualify as independent directors under our articles of association.

The extraordinary general meeting of shareholders, also held today, resolved to renew the validity period of the Company’s authorized unissued share capital, granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders, and approved the corresponding amendments to Tenaris's articles of association to reflect such resolutions. Copies of the amended articles of association may be obtained by contacting the Company's registered office in Luxembourg.

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K submitted to the SEC, available through http://www.sec.gov/.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.